BANK

File № 82-4257

OCT ... 2008
Washington, DC

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

04.09.2008
1108/13348

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08005622

SUPPL

Re: Exemption № 82-4257

PROCESSED
OCT 30 2008
THOMSON REUTERS

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

10/29

Cancellation of the bond issue

25 August 2008 года

Information that can materially influence the price of joint-stock company's securities
Decision made by the Board of Directors

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	Bank Vozrozhdenie
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of information

2.1. Date of the meeting of the Board of Directors of the joint-stock company where the relevant decision was made.
August 22, 2008
2.2. Date and number of the Minutes of Contents of the meeting of the Board of Directors where the relevant decision was made;
August 25, 2008, Minutes № 2
2.3. Decision made by the Board of Directors:
1. To cancel the decision made by Bank Vozrozhdenie Board of Directors dated August 15, 2007 (Minutes № 2 dated August 15, 2007) on the issue of Bank securities — interest-bearing non-convertible secured documentary bonds of series 02 payable to bearer with obligatory centralized keeping without option of early redemption and maturity of 1097 (one thousand ninety seven) days from the initial date of issue in the amount of 5 000 000 (five million) pieces with the nominal value of RUB1000 (one thousand) each and the total nominal value of RUB 5 000 000 000 (five billion), secured with the guarantee of Vozrozhdenie Finance (Non-public joint-stock company)
2. To send to Central Bank of Russia the application for cancellation of the securities issue state registration (Individual State registration number of the securities — 40201439B), dated September 3, 2007 (The Letter of activity license department and financial improvement of credit institutions of Bank of Russia # 33-1-8/4143 as of 03.09.2007 in the amount of 5 000 000 (five million) pieces with the nominal value of RUB1000 (one thousand) each.
3. To cancel the decision of Bank Vozrozhdenie Board of Directors to approve the decision about the securities' issue dated August 15, 2007 (Minutes № 2 dated August 15, 2007)
4. To cancel the decision of approval the securities issue prospectus made by Bank Vozrozhdenie Board of Directors dated August 15, 2007 (Minutes № 2 dated August 15, 2007)

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. August 01, 2008	Stamp	

Change of a Member of the Board of Directors share in the Bank's authorized capital

1 September 2008 года

Information that can materially affect the price of joint-stock company's securities

Information of change in percentage of shares held by the persons — members of the Board of Directors (Supervisory Council), members of collective executive body of the joint-stock company as well as by the person taking position (exercising functions) of a single executive body of the joint-stock company, including managing organization or general manager, in the authorized capital of the joint-stock company, as well as in the authorized capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Name, surname, patronymic and position of the person:
Margania Otar Leontievich, member of the Board of Directors of Bank Vozrozhdenie.
2.2. Full corporate name and the legal address of the company, in which authorized capital the person's share has been changed:
Bank Vozrozhdenie
Location: 7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000
2.3. The share of the person in the authorized capital of the issuer before change and the portion of the person in the total number of ordinary shares before change:
Share in the authorized capital of the issuer: 1,26%;
Portion of the total number of ordinary shares: 1,33%.
2.4. The share of the person in the authorized capital of the issuer after change and the portion of the person in the total number of ordinary shares after change:
Share in the authorized capital of the issuer: 1,28%;
Portion of the total number of ordinary shares: 1,35%.
2.5. The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person:
01 September 2008

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. September 01, 2008	Stamp	

Statement of material fact
«Information on income accrued and/or paid on securities of the issuer »
«Information on terms of fulfillment Issuers obligations to an owners of the securities»

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1. Kind, category (type), series and other identification requisites of securities
non-convertible secured documentary bonds of series 01 payable to bearer with obligatory centralized keeping and without option of early redemption, with the repayment date falling on of 1,092 (One thousand ninety-second) day as from the bonds placement date.
2.2. State registration number of the securities issue, date of state registration of the securities: *40101439B dated 08 February 2007.*
2.3. Name of the registration body executing state registration of the securities issue: *Central Bank of the Russian Federation.*
2.4. Content of the Issuer's commitment: *to pay third coupon income on Bonds.*
The amount of liability in monitory terms: *133 890 000 (One hundred thirty three millions eight hundred ninety thousands) RUR.*
The Issuer's governing body, taking decision to determine the interest (coupon) amount on Bonds. *The amount of interest (coupon) income on Bonds is determines according to the Decision on securities issue and Prospectus of the securities issue, approved by the Board of directors of Bank Vozrozhdenie dated 29.12.2006 (Minutes № 6 dated 29.12.2006). The rate of the first coupon income in amount 8,95 (Eight integers and ninety five hundredth) percents per year is approved by the Board of Directors of Bank Vozrozhdenie (Minutes № 9 dated 07.03.2007). The rate of interest of second – sixth coupons is determines as equal to the rate of interest of the first coupon.*
2.5. The date of taking decision on amount determination (order of amount determination) of interest (coupon) on Issuers Bonds: *07.03.2007.*
2.6. The date of drawing up the minutes of the meeting of the Issuer's authorized governing body, takind decision to determine the amount of interest (coupon) income on Issuer's Bonds: *07.03.2007.*
2.7. Total amount of interest income and/or other income, to be paid on Issuer's Bonds: *133 890 000 (One hundred thirty three millions eight hundred ninety thousands) RUR.*
The amount of interest income and/or other income, to be paid on one Issuer's Bond: *44 (forty four) RUB 63 kopecks.*
2.8. Form of paying income on the issuer's securities: *in a cashless, monitory form in RUR of the Russian Federation.*
2.9. The date, when the commitment on paying income on the Issuer's securities is to be fulfilled – the deadline: *03.09.2008.*
2.10. Total amount of dividends paid out on the Issuer's Bonds of the certain issue (series): *133 890 000 (One hundred thirty three millions eight hundred ninety thousands) RUR.*
The fact of fulfillment or non-fulfillment (default) of the issuer's commitment.
The commitment is fulfilled in full volume.

3. Signature

3.1. Deputy Chairman of the Management Board
Bank Vozrozhdenie ________________ (signature) **A.V. Dolgopolov**

3.2. Date « 03 » September 2008 Stamp

Statement of material fact
'Information on dividends accrued and paid on the issuer's securities',
'Information on date of issuer's obligations execution to the securities' owners'

1. General Data	
1.1. Full corporate name of the issuer	**Bank Vozrozhdenie**
1.2. Abbreviated corporate name of the issuer:	**V.Bank**
1.3. Location of the issuer:	**7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia**
1.4. State Registration number of the Issuer:	**1027700540680**
1.5. Identification tax number of the issuer:	**5000001042**
1.6. Unique code of the issuer, assigned by the registration body:	**1439**
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Contents of information	
2.1. Kind, category (type), series and other identification requisites of securities.	Ordinary non-documentary registered shares. Preferential non-documentary registered shares with fixed rate of dividends.
2.2. State registration number of issue (additional issue) of securities and date of state registration (identification number of issue (additional issue) of securities and the date when it was given in case this kind of issue under the Russian Federal Law of Stock Exchange Market shall not be state registered)	No. 10101439B dated April 12, 1991; No. 20201439B dated March 06, 2002. Registration authority: Central Bank of Russian Federation
2.3. Essence of the issuer's commitment, and for monetary obligations or any other commitments, which can be expressed in monetary terms – the amount of such commitment in monetary terms.	Commitment to pay dividends on ordinary non-documentary registered shares and preference non-documentary registered shares with a fixed dividend The amount of such commitment in monetary terms: RUB 14,463,357 (Fourteen million, four hundred and sixty three thousand, three hundred and fifty seven).
2.4. Governing body of the issuer adopting resolution for payment (declaration) of share dividends	General Meeting of shareholders of Bank Vozrozhdenie
2.5. Date of adopting resolution for payment (declaration) of share dividends	June 27, 2008
2.6. Date of drawing up the Minutes of competent governing body of the issuer adopting resolution for payment (declaration) of share dividends	July 11, 2008 (Minutes №1)
2.7. Total amount of share dividends of certain category (type) and rate of dividends per one share of certain category (type).	Total amount of dividends accrued on: — ordinary non-documentary registered shares — 11,874,347 rubles; — preferential non-documentary registered shares with fixed rate of dividends — 2,589,010 rubles; Rate of dividends accrued: — per one ordinary non-documentary registered share with face value of 10 rubles — 50 kopecks; — per one preferential non-documentary registered shares with fixed rate of dividends with face value of 10 rubles — 2 rubles.
2.8. Form of income paid on securities of the issuer (money or other property).	For legal entities — non-cash money payment in rubles of Russian Federation; For individuals — cash or non-cash money payment in rubles of Russian Federation.

2.9. Deadline date of obligation for payment of income on securities of the issuer (share dividends, income (interests, nominal value) of bonds; or end of fixed term for income payment obligation by the issuer.	Non-cash payment of dividends will be provided from August 19, 2008 to August 26, 2008, in accordance with bank requisites specified in system of register of shareholders of Bank Vozrozhdenie; if there are no such bank requisites, cash payment of dividends will be made to individual shareholders through the Bank offices from August 19, 2008 .
2.10. Total amount of dividends paid on shares of issuer.	RUB 13,573,772 (Thirteen million, five hundred and seventy three thousand, seven hundred and seventy two)
2.11. The fact of fulfillment or non-fulfillment (default) of the issuer's commitment.	Commitment was fulfilled partially.
2.12. In case of non-fulfillment of the Issuer's commitment the reason for such non-fulfillment shall be stated, and with regard to monetary obligations or other commitment, which can be expressed in monetary terms – also the amount of such non-fulfilled commitment in monetary terms.	The reason for partial fulfillment of the commitment is non-presenting of banking details for transferring dividends to the Bank Vozrozhdenie's branches by shareholders, as well as non-coming of the shareholders, who chose to receive dividends in cash, at the cash offices of the Bank's branches. The amount of non-fulfilled commitment in monetary terms: RUB 889,585 (Eight hundred and eighty nine thousand, five hundred and eighty five).

3. Signature		
3.1. Deputy Chairman of the Board	(signature)	A.V.Dolgopolov
3.2. August 26 2008	Stamp	

END